UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(§240.13e-100)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

SL INDUSTRIES, INC.

(Name of the Issuer)

HANDY & HARMAN LTD.

HANDY & HARMAN GROUP LTD.

SLI ACQUISITION CO.

SL INDUSTRIES, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.20 PER SHARE
(Title of Class of Securities)

784413106

(CUSIP Number of Class of Securities)

Jack L. Howard	William T. Fejes
Steel Partners Holdings L.P.	SL Industries, Inc.
590 Madison Avenue, 32nd Floor	520 Fellowship Road, Suite A114
New York, New York 10022	Mount Laurel, New Jersey 08054
(212) 520-2300	(856) 727-1500

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

COPIES TO:

Steve Wolosky, Esq.	Alan Perkins, Esq.
Olshan Frome Wolosky LLP	Evan Stone, Esq.
1325 Avenue of the Americas	Gardere Wynne Sewell LLP
New York, New York 10019	3000 Thanksgiving Tower
(212) 451-2300	1601 Elm Street, 26th Floor
Dallas, Texas 75201-4761
(214) 999-3000

This statement is filed in connection with (check the appropriate box):

a.                                          ☐                                        The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.                                         ☐                                        The filing of a registration statement under the Securities Act of 1933.

c.                                          ☒                                      A tender offer.

d.                                         ☐                                        None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$163,244,295.00	$16,438.70

*                                           Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.20 per share, of SL Industries Inc. (the “Company”), at a purchase price of $40.00 per share in cash, without interest thereon and subject to any required tax withholding. The underlying value of the transaction was calculated based on the sum of: (i) 3,969,560 issued and outstanding shares of common stock of the Company, multiplied by $40.00 per share; (ii) 125,890 shares of common stock of the Company underlying outstanding options with an exercise price that is less than $40.00 per share, multiplied by $16.77 per share (which is equal to the difference between $40.00 and $23.23, the weighted average exercise price of such options); (iii) 43,768 shares of common stock of the Company underlying outstanding restricted stock units, multiplied by $40.00 per share; and (iv) 15,000 restricted shares of common stock of the Company, multiplied by $40.00 per share. The foregoing numbers of shares of common stock, options, restricted stock units and restricted shares of common stock have been provided by the issuer to the offeror and are as of the close of business on April 20, 2016, the most recent practicable date. The filing fee was determined by multiplying 0.0001007 by the proposed maximum aggregate value of the transaction of $163,244,295.00.

**                                      The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the transaction valuation by 0.0001007.

☒                                      Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid: $16,438.70	Filing Party: Handy & Harman Ltd., Handy & Harman Group Ltd. and SLI Acquisition Co.
Form or Registration No.: Schedule TO	Date Filed: April 21, 2016

This Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”), filed by Handy & Harman Ltd., a Delaware corporation (“Parent”), Handy & Harman Group Ltd., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), SLI Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Purchaser (“Acquisition Sub”), and SL Industries, Inc., a Delaware corporation (the “Company”), relates to the offer (the “Offer”) by Parent, Purchaser and Acquisition Sub, disclosed in a Tender Offer Statement under cover of Schedule TO, dated as of the date hereof (as amended from time to time, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the issued and outstanding Shares, upon the terms and subject to the conditions set forth in the offer to purchase dated April 21, 2016 (as amended from time to time, the “Offer to Purchase”) attached as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference, and the related Letter of Transmittal attached as Exhibit (a)(1)(B) to the Schedule TO and incorporated herein by reference. Unless otherwise defined herein, capitalized terms used in this Schedule 13E-3 shall have the meaning given to them in the Offer to Purchase.

On the date hereof, the Company is filing a Schedule 14D-9 Solicitation/Recommendation Statement (as amended from time to time, the “Schedule 14D-9”) under Section 14(d)(9) of the Securities Exchange Act of 1934, as amended, in response to the Schedule TO. The Schedule 14D-9 is incorporated herein by reference.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Schedule TO and Schedule 14D-9 of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Schedule TO and Schedule 14D-9, including all annexes thereto, is incorporated by reference herein, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule TO and Schedule 14D-9 and the annexes thereto.

Item 1.                                                         Summary Term Sheet.

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.                                                         Subject Company Information.

(a)                                 Name and Address: The information set forth in the Schedule 14D-9 under the caption “Item 1. Subject Company Information” is incorporated herein by reference.

(b)                                 Securities: The information set forth in the Schedule 14D-9 under the caption “Item 1. Subject Company Information” is incorporated herein by reference.

(c)                                  Trading Market and Price: The information set forth in the Offer to Purchase under the caption “The Tender Offer — Section 6 — Price Range of Shares; Dividends” is incorporated herein by reference.

(d)                                 Dividends: The information set forth in the Offer to Purchase under “The Tender Offer — Section 6 — Price Range of Shares; Dividends” is incorporated herein by reference.

(e)                                  Prior Public Offerings: Not applicable.

(f)                                   Prior Stock Purchases: The information set forth in the Schedule 14D-9 under the caption “Item 8. Additional Information” is incorporated herein by reference.

Item 3.                                                         Identity and Background of Filing Person.

(a)                                 Name and Address: The information set forth in the Schedule 14D-9 under the caption “Item 1. Subject Company Information” and in the Offer to Purchase under the caption “The Tender Offer — Section 8 — Certain Information Concerning Parent, Purchaser and Acquisition Sub” is incorporated herein by reference. The subject company is one of the filing persons. The business address and phone number of the directors and executive officers of the Company is the same as that of the Company noted above. The business address and phone number of the directors and executive officers of Parent, Purchaser and Acquisition Sub are the same as those of Parent, Purchaser and Acquisition Sub specified in the Schedule TO.

(b)                                 Business and Background of Entities: The information set forth in the Offer to Purchase under the captions “The Tender Offer — Section 7 — Certain Information Concerning the Company” and “The Tender Offer — Section 8 — Certain Information Concerning Parent, Purchaser and Acquisition Sub” is incorporated herein by reference.

(c)                                  Business and Background of Natural Persons: The information set forth in the Schedule 14D-9 under the caption “Item 8. Additional Information” and in the Offer to Purchase under “The Tender Offer — Schedule I - Directors and Executive Officers of Parent, Purchaser and Acquisition Sub” is incorporated herein by reference.

Item 4.                                                         Terms of the Transaction.

(a)                                 Material Terms; Tender Offers: The information set forth in the Offer to Purchase under the captions “Summary Term Sheet,” “The Tender Offer — Section 1 — Terms of the Offer,” “The Tender Offer — Section 2 — Acceptance for Payment and Payment for Shares,” “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering Shares,” “The Tender Offer — Section 4 — Withdrawal Rights,” “The Tender Offer — Section 5 — Certain U.S. Federal Income Tax Consequences of the Offer” “The Tender Offer—Section 11 — Conditions of the Offer” and “The Tender Offer—Section 12 — Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c)                                  Different Terms: Not applicable.

(d)                                 Appraisal Rights: The information set forth in the Schedule 14D-9 under the captions “Item 8 — Additional Information — Appraisal Rights” and “Annex B— Section 262 of the Delaware General Corporation Law” and in the Offer to Purchase under the caption “Special Factors — Section 7— Appraisal Rights” is incorporated herein by reference.

(e)                                  Provisions for Unaffiliated Security Holders: Not applicable.

(f)                                   Eligibility for Listing or Trading: Not Applicable.

Item 5.                                                         Past Contacts, Transactions, Negotiations and Agreements.

(a)-(c), (e)                                           Transactions; Significant Corporate Events; Negotiations or Contacts; and Agreements Involving the Subject Company’s Securities: The information set forth in the Schedule 14D-9 under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and in the Offer to Purchase under the captions “Special Factors — Section 1 — Background of the Offer; Past Contacts or Negotiations with the Company” and “Special Factors — Section 6 — The Merger Agreement and the Tender Agreement” is incorporated herein by reference.

Item 6.                                                         Purposes of the Transaction and Plans or Proposals.

(b), (c)(1)-(8)                         Use of Securities Acquired, Plans: The information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. Solicitation/Recommendation—Background and Reasons for the Board’s Position,” and in the Offer to Purchase under the captions “Special Factors — Section 1 — Background of the Offer; Past Contacts or Negotiations with the Company,” “Special Factors — Section 2 — Purpose of the Offer; Plans for the Company” and “Special Factors — Section 5 — Certain Effects of the Offer” is incorporated herein by reference.

Item 7.                                                         Purposes, Alternatives, Reasons and Effects.

(a)                                 Purposes. The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation,” and in the Offer to Purchase under the caption “Special Factors — Section 2 — Purpose of the Offer; Plans for the Company” is incorporated herein by reference.

(b)                                 Alternatives. Not applicable.

(c)                                  Reasons. The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation,” and in the Offer to Purchase under the caption “Special Factors — Section 2 — Purpose of the Offer; Plans for the Company” is incorporated herein by reference.

(d)                                 Effects: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation,” and in the Offer to Purchase under the captions “Special Factors — Section 2 — Purpose of the Offer; Plans for the Company,” “Special Factors — Section 5 — Certain Effects of the Offer” and “The Tender Offer — Section 5 — Certain U.S. Federal Income Tax Consequences of the Offer” is incorporated herein by reference.

Item 8.                                                         Fairness of the Transaction.

(a)-(b)              Fairness; Factors Considered in Determining Fairness: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference. The information set forth in the Offer to Purchase under the captions “Special Factors — Section 3 — Position of the Company Regarding the Fairness of the Offer and the Merger” and “Special Factors — Section 4 — Position of the

Purchaser Group Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.

(c)                                  Approval of Security Holders: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

(d)                                 Unaffiliated Representative: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

(e)                                  Approval of Directors: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

(f)                                   Other Offers: Not applicable.

Item 9.                                                         Reports, Opinions, Appraisals and Negotiations.

(a)                                 Report, Opinion or Appraisal: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

(b)                                 Preparer and Summary of the Report, Opinion or Appraisal: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

(c)                                  Availability of Documents: The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Shares or representative of any such interested holder who has been so designated in writing.

Item 10.                                                  Source and Amounts of Funds or Other Consideration.

(a)                                 Source of Funds: The information contained in the Offer to Purchase under the captions “The Tender Offer — Section 9 — Source and Amount of Funds,” “Special Factors — Section 6 — The Merger Agreement and the Tender Agreement” and “Special Factors — Section 9 — Certain Relationships between Parent, Purchaser or Acquisition Sub and the Company” is incorporated herein by reference.

(b)                                 Conditions: The information contained in the Offer to Purchase under the captions “Special Factors — Section 6 — The Merger Agreement and the Tender Agreement,” “The Tender Offer — Section 2 — Acceptance for Payment and Payment for Shares,” “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering Shares,” and “The Tender Offer — Section 11 — Conditions of the Offer” is incorporated herein by reference.

(c)                                  Expenses: The information set forth in the Offer to Purchase under the caption “The Tender Offer — Section 13 — Fees and Expenses” is incorporated herein by reference.

(d)                                 Borrowed Funds: Not applicable.

Item 11.                                                  Interest in Securities of the Subject Company.

(a)                                 Securities Ownership: The information set forth in the Offer to Purchase under the captions “Special Factors — Section 1 — “Background of the Offer; Past Contacts or Negotiations with the Company,” “Special Factors — Section 6 — The Merger Agreement and the Tender Agreement” and “Special Factors — Section 9 — Certain Relationships between Parent, Purchaser or Acquisition Sub and the Company” is incorporated herein by reference.

(b)                                 Securities Transactions: The information set forth in the Schedule 14D-9 under the caption “Item 6. Interest in Securities of the Subject Company” and in the Offer to Purchase under the captions “Special Factors — Section 1 — “Background of the Offer; Past Contacts or Negotiations with the Company” and “Special Factors — Section 6 — The Merger Agreement and the Tender Agreement” is incorporated herein by reference.

Item 12.                                                  The Solicitation or Recommendation.

(d)                                 Intent to Tender or Vote in a Going-Private Transaction: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference. The information set forth in the Offer to Purchase under the caption “Special Factors — Section 6 — The Merger Agreement and the Tender Agreement” is incorporated herein by reference.

(e)                                  Recommendations of Others: None.

Item 13.                                                  Financial Statements.

(a)                                 Financial Information: The Company’s Consolidated Financial Statements on pages F-1 through F-54 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 are incorporated by reference herein. The information set forth in the Schedule 14D-9 under the caption “Item 8. Additional Information” and in the Offer to Purchase under the caption “The Tender Offer — Section 7 — Certain Information Concerning the Company” is incorporated by reference herein.

(b)                                 Pro Forma Information: Not applicable.

Item 14.                                                  Persons/Assets, Retained, Employed, Compensated or Used.

(a)                                 Solicitations or Recommendations: The information set forth in the Offer to Purchase under the caption “The Tender Offer — Section 13 — Fees and Expenses” is incorporated by reference herein.

(b)                                 Employees and Corporate Assets: None.

Item 15.                                                  Additional Information.

(b)-(c)              Other Material Information: The information set forth in the Schedule 14D-9 under the caption “Item 8. Additional Information” is incorporated herein by reference. The information contained in the Exhibits referred to in Item 16 below is incorporated herein by reference.

Item 16.                                                  Exhibits.

(a)(1)(i)	Offer to Purchase, dated April 21, 2016 (incorporated herein by reference to Exhibit (a)(1)(A) of the Schedule TO, filed by Parent on April 21, 2016).

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) of the Schedule TO, filed by Parent on April 21, 2016).

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) of the Schedule TO, filed by Parent on April 21, 2016).

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) of the Schedule TO, filed by Parent on April 21, 2016).

(a)(1)(v)

Letter for use to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) of the Schedule TO, filed by Parent on April 21, 2016).

(a)(1)(vi)	Summary Advertisement as published in the New York Times (incorporated herein by reference to Exhibit (a)(1)(F) of the Schedule TO, filed by Parent on April 21, 2016).

(a)(2)	Schedule 14D-9 (incorporated herein by reference to the Company’s Schedule 14D-9, filed on April 21, 2016).

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)	Press Release issued by Parent on April 21, 2016 (incorporated herein by reference to Exhibit (a)(5)(A) of the Schedule TO, filed by Parent on April 21, 2016).

(b)	None.

(c)(i)

Opinion of Houlihan Lokey Capital, Inc., dated April 4, 2016, to the Special Committee of the Board of Directors of the Company (incorporated herein by reference to Annex A to the Company’s Schedule 14D-9, filed on April 21, 2016).

(c)(ii)	Discussion materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee of the Board of Directors of the Company, dated April 4, 2016. *

(c)(iii)	Discussion materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee of the Board of Directors of the Company, dated April 1, 2016. *

(c)(iv)	Discussion materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee of the Board of Directors of the Company, dated July 15, 2015. *

(d)(i)

Agreement and Plan of Merger, dated April 6, 2016 by and among Parent, Purchaser, Acquisition Sub and the Company (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on April 7, 2016).

(d)(ii)

Tender Agreement, dated as of April 6, 2016, by and among Parent, Purchaser, Acquisition Sub, the Company and DGT Holdings Corp. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on April 7, 2016).

(f)

The information set forth in the Schedule 14D-9 under the captions “Item 8. Additional Information—Appraisal Rights” and “Annex B— Section 262 of the Delaware General Corporation Law” is incorporated herein by reference.

(g)	None.

* Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 21, 2016

HANDY & HARMAN LTD.

By:	/s/ James F. McCabe, Jr.
	Name:	James F. McCabe, Jr.
	Title:	Chief Financial Officer

HANDY & HARMAN GROUP LTD.

By:	/s/ James F. McCabe, Jr.
	Name:	James F. McCabe, Jr.
	Title:	Senior Vice President

SLI ACQUISITION CO.

By:	/s/ James F. McCabe, Jr.
	Name:	James F. McCabe, Jr.
	Title:	Chief Financial Officer

SL INDUSTRIES, INC.

By:	/s/ William T. Fejes, Jr.
	Name:	William T. Fejes, Jr.
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated April 21, 2016 (incorporated herein by reference to Exhibit (a)(1)(A) of the Schedule TO, filed by Parent on April 21, 2016).

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) of the Schedule TO, filed by Parent on April 21, 2016).

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) of the Schedule TO, filed by Parent on April 21, 2016).

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) of the Schedule TO, filed by Parent on April 21, 2016).

(a)(1)(v)

Letter for use to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) of the Schedule TO, filed by Parent on April 21, 2016).

(a)(1)(vi)	Summary Advertisement as published in the New York Times (incorporated herein by reference to Exhibit (a)(1)(F) of the Schedule TO, filed by Parent on April 21, 2016).

(a)(2)	Schedule 14D-9 (incorporated herein by reference to the Company’s Schedule 14D-9, filed on April 21, 2016).

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)	Press Release issued by Parent on April 21, 2016 (incorporated herein by reference to Exhibit (a)(5)(A) of the Schedule TO, filed by Parent on April 21, 2016).

(b)	None.

(c)(i)

Opinion of Houlihan Lokey Capital, Inc., dated April 4, 2016, to the Special Committee of the Board of Directors of the Company (incorporated herein by reference to Annex A to the Company’s Schedule 14D-9, filed on April 21, 2016).

(c)(ii)	Discussion materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee of the Board of Directors of the Company, dated April 4, 2016. *

(c)(iii)	Discussion materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee of the Board of Directors of the Company, dated April 1, 2016. *

(c)(iv)	Discussion materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee of the Board of Directors of the Company, dated July 15, 2015. *

(d)(i)

Agreement and Plan of Merger, dated April 6, 2016 by and among Parent, Purchaser, Acquisition Sub and the Company (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on April 7, 2016).

(d)(ii)

Tender Agreement, dated as of April 6, 2016, by and among Parent, Purchaser, Acquisition Sub, the Company and DGT Holdings Corp. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on April 7, 2016).

(f)

The information set forth in the Schedule 14D-9 under the captions “Item 8. Additional Information—Appraisal Rights” and “Annex B— Section 262 of the Delaware General Corporation Law” is incorporated herein by reference.

(g)	None.

* Filed herewith.